WHEATON RIVER MINERALS LTD Financial Statements Year Ended December 31, 2003

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

“Ian Telfer”	“Peter Barnes”

Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 30, 2004

Independent Auditors’ Report

To the Shareholders of
Wheaton River Minerals Ltd

We have audited the consolidated balance sheets of Wheaton River Minerals Ltd as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

“Deloitte & Touche LLP”

Chartered Accountants
Vancouver, British Columbia

February 27, 2004 (except for Note 21 (b) for which the date is March 30, 2004)

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (p) to the consolidated financial statements. Our report to the Shareholders, dated February 27, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the independent auditor’s report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

“Deloitte & Touche LLP”

Chartered Accountants
Vancouver, British Columbia

February 27, 2004 (except for Note 21 (b) for which the date is March 30, 2004)

Consolidated Statements of Operations
Years Ended December 31
(US dollars and shares in thousands, except per share amounts)

		Note		2003	2002	2001
Sales				$212,633	$34,693	$9,010

Cost of sales				91,954	19,355	5,452
Royalties				3,712	28	215
Depreciation and depletion				32,393	3,028	324
Reclamation				793	47	1,516

				128,852	22,458	7,507

Earnings from mining operations				83,781	12,235	1,503

Expenses and other income
General and administrative				9,654	6,329	2,516
Interest and finance fees				4,318	487	13
Exploration				1,875	2,126	340
Depreciation and amortization				1,778	108	25
Other (income) expense		4		(9,223)	(4,870)	9,188

				8,402	4,180	12,082

Earnings (loss) before the following				75,379	8,055	(10,579)
Equity in earnings of Minera Alumbrera Ltd		3	(b)	7,324	—	—

Earnings (loss) before income taxes				82,703	8,055	(10,579)
Income tax expense		5		(25,044)	(2,453)	(154)

Net earnings (loss)				$57,659	$5,602	$(10,733)

Earnings (loss) per share	-basic			$0.14	$0.04	$(0.18)

	-diluted			$0.13	$0.04	$(0.18)

Weighted-average number of shares outstanding	-basic			412,035	137,327	60,075

	-diluted			439,214	143,227	61,186

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD     1

Consolidated Balance Sheets At
December 31
(US dollars and shares in thousands)

	Note		2003	2002
Assets
Current
Cash and cash equivalents			$151,878	$22,936
Appropriated cash	12	(v)	8,840	—
Marketable securities	6		1,142	1,543
Accounts receivable			31,824	5,617
Product inventory and stockpiled ore	7		16,726	156
Supplies inventory			10,083	3,300
Other			4,287	782

			224,780	34,334
Property, plant and equipment	8		583,911	110,896
Stockpiled ore	7		60,736	—
Future income taxes	5		7,211	5,613
Other	9		14,367	1,255

			$891,005	$152,098

Liabilities
Current
Accounts payable and accrued liabilities	10		$31,402	$9,796
Income taxes payable			1,062	116
Current portion of long-term debt	12		41,000	—
Other			3,832	—

			77,296	9,912
Long-term debt	12		81,423	—
Future income taxes	5		145,730	17,509
Provision for reclamation	13		19,604	11,271
Future employee benefits and other	14		10,834	5,352

			334,887	44,044

Shareholders’ Equity
Share purchase options	15		877	410
Contributed surplus			600	600
Share capital	15
Common shares
Authorized: unlimited shares, no par value; Issued and outstanding: 533,697 (December 31, 2002 - 190,400)			505,090	115,152
Retained earnings (deficit)			49,551	(8,108)

			556,118	108,054

			$891,005	$152,098

Commitments (Note 18)

Approved by the Directors

“Ian Telfer”	“Douglas Holtby”
Ian Telfer, Director	Douglas Holtby, Director

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD    2

Consolidated Statements of Shareholders’ Equity
Years Ended December 31
(US dollars, shares and warrants in thousands)

					Share		Retained
	Common Shares		Special Warrants		Purchase	Contributed	Earnings
	Shares	Amount	Warrants	Amount	Options	Surplus	(Deficit)	Total
At January 1, 2001	52,729	$25,284	—	$—	$—	$572	$(2,977)	$22,879
Shares issued for royalty payments	900	356	—	—	—	—	—	356
Special warrants issued	—	—	11,000	3,456	—	—	—	3,456
Special warrants exercised	1,090	346	(1,090)	(346)	—	—	—	—
Share options exercised	1,989	437	—	—	—	—	—	437
Shares repurchased and cancelled	(107)	(51)	—	—	—	28	—	(23)
Share issue costs	—	(373)	—	—	—	—	—	(373)
Fair value of stock options issued to non-employees	—	—	—	—	317	—	—	317
Net loss	—	—	—	—	—	—	(10,733)	(10,733)

At December 31, 2001	56,601	25,999	9,910	3,110	317	600	(13,710)	16,316
Special warrants issued	—	—	110,000	82,068	—	—	—	82,068
Special warrants exercised	119,910	85,178	(119,910)	(85,178)	—	—	—	—
Share options exercised	1,355	411	—	—	—	—	—	411
Warrants exercised	3,450	2,010	—	—	—	—	—	2,010
Shares issued on acquisition of Luismin SA de CV	9,084	6,805	—	—	—	—	—	6,805
Share issue costs	—	(5,251)	—	—	—	—	—	(5,251)
Fair value of stock options issued to non-employees	—	—	—	—	93	—	—	93
Net earnings	—	—	—	—	—	—	5,602	5,602

At December 31, 2002	190,400	115,152	—	—	410	600	(8,108)	108,054
Share options exercised	6,621	5,431	—	—	—	—	—	5,431
Warrants exercised	9,602	5,192	—	—	—	—	—	5,192
Shares issued	327,074	402,266	—	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	(22,951)
Fair value of stock options issued to non-employees	—	—	—	—	467	—	—	467
Net earnings	—	—	—	—	—	—	57,659	57,659

At December 31, 2003	533,697	$505,090	—	$—	$877	$600	$49,551	$556,118

Shareholders’ Equity (Note 15)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD     3

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in thousands)

	Note		2003	2002	2001
Operating Activities
Net earnings (loss)			$57,659	$5,602	$(10,733)
Reclamation expenditures			(1,854)	(685)	(304)
Cash distribution from Minera Alumbrera Ltd			12,610	—	—
Items not affecting cash
Depreciation, depletion and amortization			34,171	3,136	349
Provision for reclamation			793	47	1,516
Gain on sale of marketable securities	4		(2,095)	(3,593)	—
Equity in earnings of Minera Alumbrera Ltd			(7,324)	—	—
Future employee benefits			461	380	—
Future income taxes	5		24,281	2,606	—
Share purchase options	15		467	199	211
Property, plant and equipment written down			—	—	8,707
Other			920	(1,090)	322

Change in non-cash working capital	16		6,589	(2,241)	1,623

Cash generated by operating activities			126,678	4,361	1,691

Financing Activities
Bank loans	12		75,000	—	—
Repayment of long-term debt			(54,919)	—	—
Common shares issued	15		390,522	2,421	414
Common share and special warrant issue costs			(25,551)	(5,251)	(373)
Debt issue costs	12(iii)		(4,242)	—	—
Deferred gold put options	12	(i)	(5,786)	—	—
Special warrants issued	15	(a)	—	82,068	3,456

Cash generated by financing activities			375,024	79,238	3,497

Investing Activities
Proceeds on sale of marketable securities, net			4,013	6,169	—
Property, plant and equipment			(29,010)	(5,214)	(1,016)
Acquisition of Minera Alumbrera Ltd, net of cash acquired	3	(b)	(224,356)	—	—
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired	3	(b)	(34,187)	—	—
Acquisition of Los Filos and El Limón gold projects, net of cash acquired	3	(c)	(89,223)	—	—
Acquisition of Luismin SA de CV, net of cash acquired	3	(a)	—	(76,886)	—
Short-term money market instruments			—	13,013	(13,013)
Other			3	520	(457)

Cash applied to investing activities			(372,760)	(62,398)	(14,486)

Increase (decrease) in cash and cash equivalents			128,942	21,201	(9,298)
Cash and cash equivalents, beginning of year			22,936	1,735	11,033

Cash and cash equivalents, end of year			$151,878	$22,936	$1,735

Supplemental cash flow information	16

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD     4

Notes to the Consolidated Financial Statements
Years Ended December 31 2003, 2002 and 2001
(US dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico, Argentina and Australia and has ongoing exploration activities in Mexico and Australia. During 2002 it also carried on exploration activities in Canada. The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On March 18, 2003 the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina (Note 3). On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (Note 3) On October 31, 2003, the Company acquired the Los Filos gold project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project, both located in Mexico (Note 3). On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 21).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and United States GAAP, which would have a material effect on these consolidated financial statements, are explained in Note 20.

(b)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at December 31, 2003 are listed below:

				Operations and
		Ownership		Development Projects
Subsidiary	Location	Interest	Status	Owned
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos development project in Maxico
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine in Australia
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately	Alumbrera mine in Argentina
			consolidated

(c)	Investment in Minera Alumbrera Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera. As a result of this acquisition and acquisition of control of an intermediate holding company, the Company now has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(d)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas where management’s judgment is applied are asset valuations, depreciation and depletion, income taxes, employee future benefits, contingent liabilities and provision for reclamation. Actual results could differ from those reported.

(e)	Foreign currency translation

The Company’s functional and reporting currency is the United States dollar. Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

WHEATON RIVER MINERALS LTD     5

(f)	Financial instruments

The carrying values of cash and cash equivalents, appropriated cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their fair values.

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Hedging gains or losses are recognized in sales when the hedged production is sold.

(g)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

(h)	Exploration and development expenditures

Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a positive economic analysis has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

(i)	Income and resource taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

(j)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method.

(k)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(l)	Short-term money market instruments

Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

(m)	Marketable securities

Marketable securities are carried at the lower of cost and market value.

(n)	Inventories

Product inventory is valued at the lower of average cost and net realizable value. Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence. Inventories at December 31, 2003 included an obsolescence provision of $162,000 (2002 — $441,000).

(o)	Property, plant and equipment

Property, plant and equipment are recorded at cost. Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure

WHEATON RIVER MINERALS LTD 6

costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

(p)	Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of the change has no material impact on the Company’s consolidated financial statements.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin, Peak, Alumbrera and Los Filos were recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures. Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2003.

(q)	Share option plan

As of January 1, 2002, the Company adopted the standard of the CICA handbook, Stock-Based Compensation and Other Stock- Based Payments, which has been applied prospectively. All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of grant. For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The Company uses the Black-Scholes model to estimate fair value.

Effective January 1, 2004, the Company will adopt the changes to CICA Handbook Section, “Stock-based Compensation and other Stock-based Payments”, whereby all stock options granted are accounted for under the fair value based method.

(r)	Future employee benefits

Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company’s non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered. This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

3.	ACQUISITIONS

(a)	Luismin SA de CV

On June 19, 2002 the Company acquired all of the outstanding shares of Luismin. Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company. The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt. The Company incurred acquisition costs of $3,266,000. As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003. As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000, the fair value of the shares on September 29, 2003.

WHEATON RIVER MINERALS LTD     7

This acquisition has been accounted for using the purchase method and results from Luismin’s operations have been included in the Company’s results of operations from June 19, 2002. The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued	29,172
Acquisition costs	3,266

$107,438

Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	145,696
Provision for reclamation and closure	(9,072)
Future employee benefits	(7,504)
Future income tax assets	6,500
Future income tax liabilities	(27,674)

$107,438

(b)	Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd. The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera. The purchase price for Alumbrera and Peak totaled $214,227,000 including acquisition costs. Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd (“Rio Algom”, a subsidiary of BHP Billiton Ltd) for a purchase price of $90,156,000 including acquisition costs. This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (Note 12 (iv)) and acquisition costs paid of $156,000. As a result of the acquisition of an additional 12.5% indirect interest in Alumbrera and acquisition of control of an intermediate holding company, the Company obtained joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement.

WHEATON RIVER MINERALS LTD     8

(i)	Minera Alumbrera Ltd

The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards. The total purchase price was $270,459,000 including acquisition costs. The allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings — March 18 - June 23, 2003	7,324
Cash distribution received	(11,210)

176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note (Note 12 (iv))	25,000
Acquisition costs	156
Cash distribution received	(1,400)

$265,173

Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	36,835
Property, plant and equipment	269,409
Other	58,376
Provision for reclamation and closure	(4,918)
Future income tax liabilities	(47,053)
Long-term debt	(77,342)

$265,173

(ii)	Peak Gold Mines Pty Ltd

The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak’s operations have been included in the Company’s results of operations from March 18, 2003. The allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$33,583
Acquisition costs	341

$33,924

Net assets acquired:
Cash	$(263)
Non-cash working capital	4,791
Property, plant and equipment	34,219
Other non-current assets	422
Provision for reclamation and closure	(4,145)
Other non-current liabilities	(1,100)

$33,924

WHEATON RIVER MINERALS LTD     9

(c)	Los Filos and El Limón gold development projects

On October 31, 2003, the Company acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project from Teck Cominco Limited and Miranda Mining Corporation. Both projects are located in Mexico. The purchase price was $89,486,000 including acquisition costs. The acquisition has been accounted for using the purchase method and the preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$87,020
Acquisition costs	2,466

$89,486

Net assets acquired:
Cash	$263
Property, plant and equipment	137,780
Future income tax assets	922
Non-cash working capital	(1,080)
Provision for reclamation and closure	(1,000)
Future income tax liabilities	(47,399)

$89,486

4.	OTHER INCOME (EXPENSE)

(in thousands)	2003	2002	2001
Other income is comprised of:
Interest income	$1,591	$480	$561
Gain on sale of marketable securities	2,095	3,593	—
Foreign exchange gain (loss)	6,774	(71)	230
Other	(1,237)	868	(1,272)
Property, plant and equipment written down	—	—	(8,707)

	$9,223	$4,870	$(9,188)

In 2001 the Company recognised an impairment of $8,707,000 in the carrying value of Bellavista, George Lake and Red Mountain projects.

WHEATON RIVER MINERALS LTD     10

5.	INCOME TAXES

(in thousands)	2003	2002	2001
Current income tax expense (recovery)	$763	$(153)	$154
Future income tax expense	24,281	2,606	—

	$25,044	$2,453	$154

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

(in thousands)	2003	2002	2001
Earnings (loss) before income taxes	$82,703	$8,055	$(10,579)
Canadian federal and provincial income tax rates	37.6%	39.6%	44.6%

Income tax expense (recovery) based on above rates	31,113	3,190	(4,718)
Increase (decrease) in income taxes due to:
Lower effective tax rates on earnings of foreign subsidiaries	(4,941)	(578)	—
Tax included in equity earnings of Minera Alumbrera Ltd	(3,139)	—	—
Non-deductible expenditures	1,196	—	—
Valuation allowance	508	—	(121)
Resource and other taxes	—	(153)	154
Property, plant and equipment written down	—	—	5,464
Resource allowance	—	—	(625)
Other	307	(6)	—

	$25,044	$2,453	$154

At December 31, 2003, the Company had non-capital losses available for tax purposes in Canada of $15,210,000 that expire from 2007 to 2010 and $33,490,000 that expire from 2004 to 2013 in foreign jurisdictions.

At December 31, 2003, the Company had capital losses in Canada in the amount of $11,014,000 to be carried forward indefinitely and applied to future capital gains.

The components of future income taxes are as follows:

(in thousands)	2003	2002
Future income tax assets
Non-capital losses	$13,985	$13,187
Deductible temporary differences and other	14,948	12,932

Value of future income tax assets	28,933	26,119
Recoverable asset taxes	953	523
Valuation allowance	(4,411)	(6,797)

Future income tax assets	25,475	19,845
Future income tax liabilities
Total taxable temporary differences	(163,994)	(31,741)

Future income tax liabilities, net	$(138,519)	$(11,896)

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$7,211	$5,613
Future income tax liabilities	(145,730)	(17,509)

Future income tax liabilities, net	$(138,519)	$(11,896)

WHEATON RIVER MINERALS LTD     11

6.	MARKETABLE SECURITIES

(in thousands)	2003	2002
Marketable securities at market values	$1,702	$3,151

7.	PRODUCT INVENTORY AND STOCKPILED ORE

(in thousands)	2003	2002
Stockpiled ore	$62,174	$—
Work in process	2,891	—
Finished goods	12,397	156

	77,462	156
Less: non-current stockpiled ore	60,736	—

	$16,726	$156

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life. This inventory is valued at the lower of cost and net realizable value.

8.	PROPERTY, PLANT AND EQUIPMENT

		2003			2002
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties
Luismin mines, Mexico	$120,736	$(6,070)	$114,666	$77,646	$(1,958)	$75,688
Peak mine, Australia	25,672	(2,518)	23,154	—	—	—
Alumbrera mine, Argentina	27,142	(2,091)	25,051	—	—	—

	173,550	(10,679)	162,871	77,646	(1,958)	75,688

Plant and equipment
Luismin mines, Mexico	42,519	(3,334)	39,185	34,280	(1,152)	33,128
Peak mine, Australia	17,726	(1,736)	15,990	—	—	—
Alumbrera mine, Argentina	246,559	(20,553)	226,006	—	—	—
Corporate, Canada	456	(261)	195	440	(198)	242

	307,260	(25,884)	281,376	34,720	(1,350)	33,370

Properties under development
Los Filos project, Mexico	93,691	—	93,691	—	—	—
El Limón project, Mexico	42,161	—	42,161	—	—	—
San Pedrito project, Mexico	3,667	—	3,667	1,838	—	1,838
Other	145	—	145	—	—	—

	139,664	—	139,664	1,838	—	1,838

	$620,474	$(36,563)	$583,911	$114,204	$(3,308)	$110,896

Effective August 1, 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd (“Genco”) for shares and cash totaling $5,000,000. Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum. Due to uncertainty surrounding the collectibility of the promissory note, the repayment of the note will be recorded in operations when received.

WHEATON RIVER MINERALS LTD     12

9.	OTHER NON-CURRENT ASSETS

(in thousands)	Note		2003	2002
Deferred gold put options	12	(i)	$5,786	$—
Deferred debt issue costs	12	(iii)	3,497	—
Other			5,084	1,255

			$14,367	$1,255

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	2003	2002
Accounts payable trade	$15,198	$4,032
Accrued liabilities	6,709	2,137
Accrued employee benefits	2,814	1,419
Customer payment in advance	3,396	—
Other	3,285	2,208

	$31,402	$9,796

11.	BANK CREDIT LINE

The Company has an Aus$5,000,000 ($3,750,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at December 31, 2003. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

12.	LONG-TERM DEBT

(in thousands)	2003	2002
Corporate debt
Term loan (i)	$45,000	$—
Revolving working capital facility (ii)	—	—

Total bank indebtedness (iii)	45,000	—
Promissory note (iv)	19,443	—

	64,443	—
Project debt
Share of Alumbrera project debt (v)	57,980	—

	122,423	—
Less: current portion	41,000	—

	$81,423	$—

(i)	The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007. Principal repayments are due on a six monthly basis, commencing December 31, 2003, and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company’s consolidated net cash flows over the consolidated debt service for the period. The Company may repay the term loan prior to maturity without penalty.

During the year, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price. At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%. During the year, the effective rate amounted to 5.8%.

Also during the year, under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008. The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised. The fair value of these put options at December 31, 2003 is $2,030,000.

(ii)	The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, thereupon reduced to $15,000,000 until maturity date, June 30, 2008.

(iii)	The bank indebtedness is secured by corporate guarantees of Luismin and Peak. Debt issue costs of $4,242,000 have been deferred and are being amortized to earnings over the term of the debt. An amount of $745,000 has been amortized to December 31, 2003.

WHEATON RIVER MINERALS LTD     13

(iv)	The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005. The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom. The promissory note is redeemable prior to maturity without penalty.

(v)	The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997. The Company’s share of the remaining balance outstanding at December 31, 2003 is $57,980,000 of which $26,400,000 is current. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets. The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments. The Company’s 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at December 31, 2003 amounted to $8,840,000.

(vi)	Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)	Corporate	Project	Total
2004	$14,600	$26,400	$41,000
2005	31,943	26,400	58,343
2006	15,000	5,180	20,180
2007	2,900	—	2,900

	$64,443	$57,980	$122,423

13.	PROVISION FOR RECLAMATION AND CLOSURE

(in thousands)
At January 1, 2002	$3,831
Reclamation expenditures	(685)
Provision for reclamation	47
Amounts acquired	9,072
Disposition of liability	(1,068)
Other	74

At December 31, 2002	11,271
Reclamation expenditures	(1,854)
Provision for reclamation	793
Amounts acquired	10,063
Disposition of liability	(830)
Other	161

At December 31, 2003	$19,604

The total undiscounted amount of estimated cash flows required to settle the obligations is $29,030,000 (2002 - $13,400,000), which has been discounted using discount rates ranging from 5-7%. Reclamation obligations at the Golden Bear mine of $1,315,000 are expected to be paid over the next two years and will be funded primarily from reclamation deposits on hand. Certain obligations at Luismin amounting to $5,500,000 will be paid over the next three years and will be funded from operating cash flows. The remainder of the obligations are not expected to be paid within the foreseeable future and will be funded from operating cash flows at the time.

WHEATON RIVER MINERALS LTD     14

14.	FUTURE EMPLOYEE BENEFITS AND OTHER

(in thousands)	2003	2002
Defined benefit pension plan	$2,796	$3,008
Deferred employee profit sharing	5,549	2,344
Other	2,489	—

	$10,834	$5,352

The Company has a defined benefit pension plan for certain Mexican employees. Information on this plan is as follows:

(in thousands)	2003	2002	2001
Change in plan assets
Fair value of plan assets, beginning of year	$228	$—	$—
Increase due to acquisition of Luismin (Note 3)	—	180	—
Actual return on plan assets	16	70	—
Benefits paid	—	(14)	—
Contributions	463	—	—
Foreign exchange rate changes	(34)	(8)	—

Fair value of plan assets, end of year	$673	$228	$—

Projected benefit obligation
Benefit obligations, beginning of year	$3,147	$—	$—
Increase due to acquisition of Luismin (Note 3)	—	3,029	—
Service cost	259	149	—
Benefits paid	—	(14)	—
Interest cost	244	135	—
Foreign exchange rate changes	(257)	(123)	—
Plan amendment/past service cost	649	—	—
Actuarial (gain) loss	62	(29)	—

Benefit obligations, end of year	$4,104	$3,147	$—

Excess of projected benefit obligation over plan assets	$3,431	$2,919	$—
Unamortized past service costs	(649)	—	—
Unamortized net actuarial gain	14	89	—

Accrued net pension liability	$2,796	$3,008	$—

Employee future benefits expense
Service cost	$259	$149	$—
Interest cost	244	135	—
Expected return on assets	(25)	(8)	—

Net expense	$478	$276	$—

Significant assumptions used
Discount rate	9%	9%	—
Expected long-term rate of return on plan assets	9%	9%	—
Rate of compensation increase	6%	6%	—
Estimated average remaining service life	12 years	11 years	—

The Company has a defined contribution pension plan for certain Australian employees. The current service cost for 2003 was $552,000 (2002 - $nil; 2001 - $nil).

WHEATON RIVER MINERALS LTD     15

15.	SHAREHOLDERS’ EQUITY

(a)	Shares issued

In May 2001 the Company completed a private placement of 11,000,000 special warrants at a price of Cdn$0.50 per special warrant (Cdn$0.55 for persons associated with the Company) for gross proceeds of $3,456,000. Each special warrant was exchangeable, for no additional consideration, into one common share and one common share purchase warrant. Each share purchase warrant was exercisable into one common share at a price of Cdn$0.75 per share until May 23, 2003. The Company committed to spend $1,052,000 of these proceeds on exploration eligible for flow-through expenditures and these expenditures were subsequently made in 2002. In 2002 and 2001, special warrants in the amounts of 9,910,000 and 1,090,000 respectively were converted to shares and share purchase warrants.

In May 2002 the Company completed a private placement to finance the Luismin purchase (Note 3) whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000. Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing. The special warrants were subsequently converted to shares and share purchase warrants during 2002.

In February 2003, the Company issued and sold 230,000,000 subscription receipts at Cdn$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,952,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,934,000. Each subscription receipt was subsequently converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007. The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

In August 2003 the Company issued and sold 47,619,049 units at Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less agents’ commissions and expenses of $4,514,000. Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003 the Company issued and sold 38,100,000 units of the Company at Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less agent’s commissions and expenses of approximately $5,103,000. Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003, 11,355,113 of the Company’s common shares were issued as further consideration for Luismin (Note 3).

(b)	Warrants

A summary of the Company’s warrants at December 31, 2003, 2002, and 2001 and the changes for the years ending on those dates is presented below:

		Weighted
	Warrants	Average Exercise
	Outstanding	Price (Cdn$)
At January 1, 2001	2,000,000	$1.00
Issued on exercise of special warrants	1,090,000	0.75

At December 31, 2001	3,090,000	0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89

At December 31, 2002	64,549,997	1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76

At December 31, 2003	155,308,119	$2.05

WHEATON RIVER MINERALS LTD     16

The following table summarizes information about the warrants outstanding at December 31, 2003:

	Warrants	Exercise Price
Expiry Date	Outstanding	(Cdn$)
May 30, 2007	112,461,095	$1.65
August 25, 2008	42,847,024	3.10

	155,308,119

(c)	Share purchase options

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. At December 31, 2003 there were 2,057,566 (2002 – 4,818,000) options available for grant under the plan.

A summary of the Company’s options at December 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price (Cdn$)
At January 1, 2001	5,194,263	$0.49
Granted	5,342,058	0.50
Exercised	(1,988,520)	0.35
Expired	(1,900,800)	0.47
Forfeited	(528,487)	0.86

At December 31, 2001	6,118,514	0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08

At December 31, 2002	8,258,890)	0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24

At December 31, 2003	24,470,863	$2.03

The following table summarizes information about the options outstanding at December 31, 2003:

		Weighted
		Average			Weighted	Weighted
		Exercise Price	Weighted		Average Exercise	Average
		of Options	Average		Price of Options	Remaining Life
	Options	Outstanding	Remaining	Options	Exercisable	of Options
Exercise Prices (Cdn$)	Outstanding	(Cdn$)	Contractual Life	Exercisable	(Cdn$)	Exercisable
$0.35 to $0.86	2,221,202	$0.53	1.6 years	2,221,202	$0.53	1.6 years
$1.10 to $1.92	13,379,661	1.47	3.7 years	12,491,667	1.49	3.7 years
$3.25	8,870,000	3.25	4.9 years	8,870,000	3.25	4.9 years

	24,470,863	$2.03	4.0 years	23,582,869	$2.06	4.0 years

Share purchase options with a fair value of $467,000 were granted to non-employees in 2003 (2002 – $93,000; 2001 – $317,000). The compensation expense (2003 – $467,000; 2002 – $199,000; 2001 – $211,000) is charged to operations over the vesting period.

WHEATON RIVER MINERALS LTD     17

The following table summarizes information about options granted during 2003:

		Share Purchase	Exercise Price
Date Granted	Expiry Date	Options Granted	(Cdn$)
February 2003	February 2006	4,445,000	$1.40
June 2003	June 2008	9,450,000	1.60
August 2003	August 2008	200,000	1.92
November 2003	November 2008	8,870,000	3.25

		22,965,000

Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

(in thousands, except per share amounts)	2003	2002	2001
Net earnings (loss)	$57,659	$5,602	$(10,733)
Compensation expense of employees	(15,925)	(923)	(415)

Pro forma net earnings (loss)	$41,734	$4,679	$(11,148)

Pro forma basic and diluted earnings (loss) per share	$0.10	$0.03	$(0.19)

Pro forma compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 60% (2002 – 70%; 2001 – 62%;), an annual risk free interest rate of 4% (2002 – 5%; 2001 – 5%) and expected lives of three years (2002 – five years). The weighted average fair value of options granted to directors, officers and employees during 2003 was $0.69 (2002 – $0.45; 2001 – $0.15).

16.	SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	Note		2003	2002	2001
Change in non-cash working capital
Accounts receivable			$12,235	$(516)	$(181)
Product inventory and stockpiled ore			(8,220)	501	1,314
Supplies inventory			(1,524)	130	65
Accounts payable and accrued liabilities			4,282	(2,098)	318
Income taxes payable			370	38	—
Other			(554)	(296)	107

			$6,589	$(2,241)	$1,623

Non-cash financing and investing activities
Promissory note issued	12	(iv)	$25,000	$—	$—
Shares issued on acquisition of Luismin	3	(a)	22,367	6,805	—
Shares issued on conversion of special warrants	15		—	85,178	346
Common shares issued to pay royalties			—	—	356
Marketable securities received on sale of property, plant and equipment			1,263	207	2,636
Operating activities included the following cash payments
Interest paid			$4,357	$120	$13
Income taxes paid			489	227	104

17.	RELATED PARTY TRANSACTIONS

Consulting and other expenses for 2003 of $2,288,000 (2002 - $1,512,000; 2001 - $373,000) were paid to corporations with directors in common and $nil (2002 - $nil; 2001 - $13,000) to a director of the Company. Restructuring expenses of $nil (2002 - $nil; 2001 - $80,000) were paid to corporations with common directors or ex-directors. Administration expenses for 2003 of $nil

WHEATON RIVER MINERALS LTD     18

were recovered from companies with directors in common (2002 - $10,000; 2001 - $32,000). All transactions with related parties have been recorded at the exchange amounts which approximate fair values.

In connection with the private placement in May 2001, the Company entered into an agreement with Endeavour Financial Corporation (“Endeavour”). Corporations and persons associated with Endeavour purchased most of the private placement and Endeavour arranged the private placement. The original agreement was to May 2002 and has been subsequently extended on a monthly basis. The agreement requires the Company to pay $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. Two directors of Endeavour are directors of the Company.

18.	COMMITMENTS

Commitments exist at Alumbrera and Peak for capital expenditures in 2004 of $2,132,000. The Company rents premises and leases equipment under operating leases that expire over the next nine years. Operating lease expense in 2003 was $2,154,000 (2002 - $880,000; 2001 - $125,000). Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2004	$1,616,000
2005	831,000
2006	329,000
2007	204,000
2008	166,000

3,146,000
Thereafter	624,000

Total minimum payments required	$3,770,000

19.	SEGMENTED INFORMATION

The Company’s reportable operating and geographical segments are summarized in the table below. Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being “Mexico”. Combined statements of operations include the Company’s 37.5% interest in Alumbrera as if it had been proportionately consolidated at 25% from March 18 to June 23, 2003, and then at 37.5% from June 24, 2003.

	2003
					Consoli-
(in thousands)	Mexico	Australia	Argentina	Corporate	dated	Adjustments	Argentina	Combined
Statements of Operations
Sales	$66,251	$36,475	$109,907	$—	$212,633	$(109,907)	$142,141	$244,867

Cost of sales	34,422	24,301	33,231	—	91,954	(33,231)	45,795	104,518
Depreciation and depletion	6,242	4,254	21,897	—	32,393	(21,897)	29,589	40,085
Other	259	1,270	2,976	—	4,505	(2,976)	3,784	5,313

	40,923	29,825	58,104	—	128,852	(58,104)	79,168	149,916

Earnings from mining operations	25,328	6,650	51,803	—	83,781	(51,803)	62,973	94,951

General and administrative expenses	(4,816)	—	—	(4,838)	(9,654)	—	—	(9,654)
Interest and finance fees	(264)	(46)	(1,919)	(2,089)	(4,318)	1,919	(3,043)	(5,442)
Other (expenses) income	(1,665)	156	1,304	5,775	5,570	(1,304)	1,721	5,987
Equity in earnings of Minera Alumbrera Ltd	—	—	—	7,324	7,324	(7,324)	—	—

Earnings before income taxes	18,583	6,760	51,188	6,172	82,703	(58,512)	61,651	85,842
Income tax (expense) recovery	(7,781)	(1,483)	(15,356)	(424)	(25,044)	15,356	(18,495)	(28,183)

Net earnings	$10,802	$5,277	$35,832	$5,748	$57,659	$(43,156)	$43,156	$57,659

WHEATON RIVER MINERALS LTD     19

	2003
					Consoli-
(in thousands)	Mexico	Australia	Argentina	Corporate	dated
Balance Sheets
Cash and cash equivalents	$7,762	$521	$56,054	$87,541	$151,878
Other current assets	9,520	5,666	56,420	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	340	583,911
Other non-current assets	4,619	6,098	59,170	12,427	82,314

	$315,271	$51,429	$422,701	$101,604	$891,005

Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$1,601	$36,296
Long-term debt	—	—	57,980	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	1,314	176,168
Inter-company balances	189,307	32,967	235,373	(457,647)	—
Shareholders’ equity	15,792	5,277	43,156	491,893	556,118

	$315,271	$51,429	$422,701	$101,604	$891,005

Capital asset expenditures	$15,780	$9,653	$3,411	$166	$29,010

	2002			2001
			Consol-			Consol-
(in thousands)	Mexico	Corporate	idated	Corporate	Other	idated
Statements of Operations
Sales	$34,693	$—	$34,693	$9,010	$—	$9,010

Cost of sales	19,355	—	19,355	5,452	—	5,452
Depreciation and depletion	3,028	—	3,028	324	—	324
Other	75	—	75	1,731	—	1,731

	22,458	—	22,458	7,507	—	7,507

Earnings from mining operations	12,235	—	12,235	1,503	—	1,503

General and administrative expenses	(3,899)	(2,430)	(6,329)	(2,516)	—	(2,516)
Interest and finance fees	(82)	(405)	(487)	(13)	—	(13)
Other (expenses) income	(653)	3,289	2,636	(3,252)	(6,301)	(9,553)

Earnings (loss) before income taxes	7,601	454	8,055	(4,278)	(6,301)	(10,579)
Income tax (expense) recovery	(2,611)	158	(2,453)	(154)	—	(154)

Net earnings (loss)	$4,990	$612	$5,602	$(4,432)	$(6,301)	$(10,733)

WHEATON RIVER MINERALS LTD     20

		2002
			Consol-
(in thousands)	Mexico	Corporate	idated
Balance Sheets
Cash and cash equivalents	$6,223	$16,713	$22,936
Other current assets	9,064	2,334	11,398
Property, plant and equipment	110,654	242	110,896
Other non-current assets	5,613	1,255	6,868

	$131,554	$20,544	$152,098

Current liabilities	$9,402	$510	$9,912
Other non-current liabilities	32,009	2,123	34,132
Inter-company balances	85,153	(85,153)	—
Shareholders’ equity	4,990	103,064	108,054

	$131,554	$20,544	$152,098

Capital asset expenditures	$4,681	$533	$5,214

20.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

	2003
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands, except per share amounts)	GAAP	Adjustment (a)	Adjustments		GAAP
Consolidated Statements of Operations
Sales	$212,633	$(109,907)	$—		$102,726

Cost of sales	91,954	(33,231)	—		58,723
Depreciation and depletion	34,171	(21,897)	3,548	(c)	15,822
Royalties and reclamation	4,505	(2,976)	—		1,529
General and administrative expenses	9,654	—	—		9,654
Other income	(7,348)	1,304	—		(6,044)

	132,936	(56,800)	3,548		79,684

Earnings from operations	79,697	(53,107)	(3,548)		23,042
Interest and finance fees	(4,318)	1,919	—		(2,399)
Loss on derivative instruments	—	—	(2,121	)(e)	(2,121)
Equity in earnings of Minera Alumbrera Ltd	7,324	35,832	(1,615	)(e)	41,541

Earnings before income taxes	82,703	(15,356)	(7,284)		60,063
Income tax (expense) recovery	(25,044)	15,356	1,678	(d)	(8,010)

Net earnings	$57,659	$—	$(5,606)		$52,053

Marketable securities	—	—	(1,048	)(b)	(1,048)

Comprehensive income	$57,659	$—	$(6,654)		$51,005

Earnings per share — basic	$0.14				$0.13

Earnings per share — diluted	$0.13				$0.12

WHEATON RIVER MINERALS LTD     21

	2002
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands, except per share amounts)	GAAP	Adjustment (a)	Adjustments		GAAP
Consolidated Statements of Operations
Sales	$34,693	$—	$—		$34,693

Cost of sales	19,355	—	—		19,355
Depreciation and depletion	3,136	—	1,166	(c)	4,302
Royalties and reclamation	75	—	—		75
General and administrative expenses	6,329	—	—		6,329
Other income	(2,744)	—	—		(2,744)

	26,151	—	1,166		27,317

Earnings from operations	8,542	—	(1,166)		7,376
Interest and finance fees	(487)	—	—		(487)

Earnings before income taxes	8,055	—	(1,166)		6,889
Income tax expense	(2,453)	—	373	(d)	(2,080)

Net earnings	$5,602	$—	$(793)		$4,809

Marketable securities	—	—	1,247	(b)	1,247

Comprehensive income	$5,602	$—	$454		$6,056

Earnings per share — basic	$0.04				$0.04

Earnings per share — diluted	$0.04				$0.03

	2001
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands, except per share amounts)	GAAP	Adjustment (a)	Adjustments		GAAP
Consolidated Statements of Operations
Sales	$9,010	$—	$—		$9,010

Cost of sales	5,452	—	—		5,452
Depreciation and depletion	349	—	—		349
Royalties and reclamation	1,731	—	—		1,731
General and administrative expenses	2,516	—	—		2,516
Other expenses	9,528	—	589	(f,j)	10,117

	19,576	—	589		20,165

Loss from operations	(10,566)	—	(589)		(11,155)
Interest and finance fees	(13)	—	—		(13)
Gain on derivative instruments	—	—	143	(e)	143

Loss before income taxes	(10,579)	—	(446)		(11,025)
Income tax expense	(154)	—	(4	) (d)	(158)

Net loss	$(10,733)	$—	$(450)		$(11,183)

Marketable securities	—	—	346	(b)	346
Foreign exchange translation adjustment	—		(1,226	) (j)	(1,226)

Comprehensive loss	$(10,733)	$—	$(1,330)		$(12,063)

Loss per share — basic and diluted	$(0.18)				$(0.19)

WHEATON RIVER MINERALS LTD     22

	2003
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands)	GAAP	Adjustment (a)	Adjustments		GAAP
Consolidated Balance Sheets
Cash and cash equivalents	$151,878	$(56,054)	$—		$95,824
Accounts receivable (net of $89 allowance)	31,824	(25,129)	—		6,695
Other current assets	41,078	(31,291)	560	(b)	10,347

Total Current Assets	224,780	(112,474)	560		112,866
Property, plant and equipment	583,911	(251,057)	(4,714	)(c)	328,140
Investment in Minera Alumbrera Ltd	—	278,529	(1,615	)(e)	276,914
Other non-current assets	82,314	(59,170)	(2,121	)(e)	21,023

Total Assets	$891,005	$(144,172)	$(7,890)		$738,943

Current liabilities other than long-term debt	$36,296	$(18,345)	$—		$17,951
Current portion of long-term debt	41,000	(26,400)	—		14,600

Total Current Liabilities	77,296	(44,745)	—		32,551
Long-term debt	81,423	(31,580)	—		49,843
Other non-current liabilities	176,168	(67,847)	(2,051	)(d)	106,270

Total Liabilities	334,887	(144,172)	(2,051)		188,664
Total Shareholders’ equity	556,118	—	(5,839)		550,279

Total Liabilities and Shareholders’ Equity	$891,005	$(144,172)	$(7,890)		$738,943

	2002
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands)	GAAP	Adjustment (a)	Adjustments		GAAP
Consolidated Balance Sheets
Cash and cash equivalents	$22,936	$—	$—		$22,936
Accounts receivable (net of $73 allowance)	5,617	—	—		5,617
Other current assets	5,781	—	1,608	(b)	7,389

Total Current Assets	34,334	—	1,608		35,942
Property, plant and equipment	110,896	—	(1,166	)(c)	109,730
Other non-current assets	6,868	—	—		6,868

Total Assets	$152,098	$—	$442		$152,540

Total Current Liabilities	$9,912	$—	$—		$9,912
Other non-current liabilities	34,132	—	(373	)(d)	33,759

Total Liabilities	44,044	—	(373)		43,671
Total Shareholders’ equity	108,054	—	815		108,869

Total Liabilities and Shareholders’ Equity	$152,098	$—	$442		$152,540

WHEATON RIVER MINERALS LTD     23

							Share
					Share Purchase		Purchase	Con-	Compre-	Retained
(dollars, shares and	Common Shares		Special Warrants		Warrants		Options	tributed	hensive	Earnings
warrants in thousands)	Shares	Amount	Warrants	Amount	Warrants	Amount	Amount	Surplus	Income	(Deficit)	Total
Consolidated Statements of Shareholders’ Equity
At January 1, 2001	52,729	$28,410	—	—	2,000	$242	$80	$675	$(607)	$(4,352)	$24,448
Shares issued for royalty payments	900	366	—	—	—	—	—	—	—	—	366
Special warrants issued	—	—	11,000	3,557	—	—	—	—	—	—	3,557
Special warrants exercised	1,090	200	(1,090)	(356)	1,090	156	—	—	—	—	—
Stock options exercised	1,989	450	—	—	—	—	—	—	—	—	450
Shares repurchased and cancelled	(107)	(52)	—	—	—	—	—	29	—	—	(23)
Share issue costs	—	(384)	—	—	—	—	—	—	—	—	(384)
Fair value of stock options issued	—	—	—	—	—	—	326	—	—	—	326
Marketable securities	—	—	—	—	—	—	—	—	346	—	346
Foreign currency translation	—	—	—	—	—	—	—	—	(1,226)	—	(1,226)
Net loss	—	—	—	—	—	—	—	—	—	(11,183)	(11,183)

At December 31, 2001	56,601	28,990	9,910	3,201	3,090	398	406	704	(1,487)	(15,535)	16,677
Special warrants issued	—	—	110,000	82,068	—	—	—	—	—	—	82,068
Special warrants exercised	119,910	66,246	(119,910)	(85,269)	64,910	19,023	—	—	—	—	—
Stock options exercised	1,355	411	—	—	—	—	—	—	—	—	411
Warrants exercised	3,450	2,454	—	—	(3,450)	(444)	—	—	—	—	2,010
Shares issued on acquisition of Luismin	9,084	6,805	—	—	—	—	—	—	—	—	6,805
Share issue costs	—	(5,251)	—	—	—	—	—	—	—	—	(5,251)
Fair value of stock options issued	—	—	—	—	—	—	93	—	—	—	93
Marketable securities	—	—	—	—	—	—	—	—	1,247	—	1,247
Net earnings	—	—	—	—	—	—	—	—	—	4,809	4,809

At December 31, 2002	190,400	99,655	—	—	64,550	18,977	499	704	(240)	(10,726)	108,869
Share options exercised	6,621	5,431	—	—	—	—	—	—	—	—	5,431
Warrants exercised	9,602	6,542	—	—	(9,602)	(1,350)	—	—	—	—	5,192
Shares issued	327,074	357,896	—	—	100,360	44,370	—	—	—	—	402,266
Share issue costs	—	(22,951)	—	—	—	—	—	—	—	—	(22,951)
Fair value of stock options issued	—	—	—	—	—	—	467	—	—	—	467
Marketable securities	—	—	—	—	—	—	—	—	(1,048)	—	(1,048)
Net earnings	—	—	—	—	—	—	—	—	—	52,053	52,053

At December 31, 2003	533,697	$446,573	$—	$—	155,308	$61,997	$966	$704	$(1,288)	$41,327	$550,279

WHEATON RIVER MINERALS LTD 24

(in thousands)	2003	2002	2001
Consolidated Statements of Cash Flows
Operating activities
Operating activities under Canadian GAAP	$126,678	$4,361	$1,691
Alumbrera equity adjustment (a)	(57,801)	—	—
Foreign exchange translation adjustment (j)	—	—	58

Operating activities under US GAAP	$68,877	$4,361	$1,749

Financing activities
Financing activities under Canadian GAAP	$375,024	$79,238	$3,497
Alumbrera equity adjustment (a)	19,362	—	—
Foreign exchange translation adjustment (j)	—	—	102

Financing activities under US GAAP	$394,386	$79,238	$3,599

Investing activities
Investing activities under Canadian GAAP	$(372,760)	$(62,398)	$(14,486)
Alumbrera equity adjustment (a)	(17,615)	—	—
Foreign exchange translation adjustment (j)	—	—	(431)

Investing activities under US GAAP	$(390,375)	$(62,398)	$(14,917)

Effect of foreign exchange on cash and cash equivalents	$—	$—	$(414)

(a)	Joint Venture

Under Canadian GAAP, the Company has accounted for its joint venture interest in Alumbrera on a proportionate consolidation basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in earnings its proportionate share of Alumbrera net income in accordance with US GAAP.

(b)	Marketable securities

Marketable securities are carried at the lower of cost and market value under Canadian GAAP. Under Statement of Financial Accounting Standards (“SFAS”) No. 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gains or losses are included in the determination of other comprehensive income.

(c)	Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion expense is calculated in reference to proven and probable reserves only.

(d)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2003, 2002 and 2001.

US GAAP adjustments have been tax affected based on enacted or substantially enacted statutory tax rates applicable to the relevant jurisdiction.

(e)	Accounting for derivative instruments and hedging activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000 and standardizes the accounting for derivative instruments. The Company has chosen, for US GAAP purposes, to mark its foreign exchange, gold and interest rate derivative contracts to market. The Company’s put options on future gold production have been excluded from the mark-to-market calculation as it expects to deliver into these contracts in the normal course of business.

(f)	Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value. Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under US

WHEATON RIVER MINERALS LTD 25

GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

Prior to 2001, the Company issued share purchase warrants in connection with the acquisition of a mineral property and the issuance of debt. Under Canadian GAAP, no values were assigned to these purchase warrants. Under US GAAP, these warrants would be recorded at their fair values and be recorded as additional paid in capital at the date of issuance.

(g)	Stock-based compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation expense is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. No compensation cost has been recorded in 2003, 2002 and 2001, respectively, under this method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123, however, allows the Company to continue to measure the compensation expense of employees in accordance with APB No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net earnings (loss) for the years ended December 31 and the earnings (loss) per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

(in thousands)	2003	2002	2001
Net earnings (loss) for the period under US GAAP	$52,053	$4,809	$(11,183)
Additional stock-based compensation expense (Note 15 (c))	(15,925)	(923)	(415)

Pro forma net earnings (loss)	$36,128	$3,886	$(11,598)

Pro forma basic earnings (loss) per share	$0.09	$0.03	$(0.19)

Pro forma diluted earnings (loss) per share	$0.08	$0.03	$(0.19)

(h)	Financial statement presentation

For US GAAP purposes, the measure “Earnings from mining operations” is not a recognized term and would therefore not be presented. Instead, “Earnings from operations” has been calculated as net earnings (loss), before interest and finance fees, derivative instruments, equity in earnings of Minera Alumbrera Ltd and income taxes.

(i)	Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. The flow-through shares issued during 2001 were granted at the fair value of existing non flow-through shares. As such, no liability was recognized for the difference between the quoted price of the existing shares and the amount paid for the flow-through shares.

(j)	Foreign currency translation

Under Canadian GAAP, as a result of the Company’s adoption of the US dollar as its functional currency, the Company’s consolidated financial statements for the year ended December 31, 2001, have been translated from Canadian dollars into US dollars at a rate of $1 to $1.5935.

Under US GAAP, this change in the functional currency would require a restatement of the Company’s financial statements whereby monetary assets and liabilities of the Company would be translated into US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets, liabilities and share capital at the exchange rates in effect at the time of acquisition or issue. Revenues, expenses and financing and investing activities would be translated at rates approximating exchange rates in effect at the time of the transactions.

Under Canadian GAAP, the Company’s foreign currency denominated subsidiaries were translated into Canadian dollars whereby monetary items were translated at the rate of exchange in effect at the balance sheet date and non-monetary items were translated at historical exchange rates. The resulting Canadian dollar denominated subsidiary statements were translated into US dollars at a rate of $1 to $1.5935. Under US GAAP, the Company’s foreign currency denominated subsidiaries would be translated using the method whereby assets and liabilities would be translated at foreign exchange rates in effect at the balance sheet date and revenues and expenses would be translated at average foreign exchange rates in effect during the period.

WHEATON RIVER MINERALS LTD 26

Adjustments arising from the translation of the Company’s foreign currency denominated subsidiaries would be deferred and recorded under a separate component of Shareholders’ Equity.

(k)	Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the unaudited pro forma results of operations for informational purposes, assuming that the Company had acquired Alumbrera and Peak at the beginning of 2002 and Luismin at the beginning of 2001:

(in thousands)	2003	2002	2001
Sales	$110,413	$99,540	76,996
Net earnings (loss)	75,149	25,181	(5,903)
Pro forma basic earnings (loss) per share	$0.18	$0.07	$(0.03)
Pro forma diluted earnings (loss) per share	$0.17	$0.07	$(0.03)

The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisitions of Alumbrera, Peak and Luismin. The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisitions of Alumbrera and Peak, and Luismin were issued at the beginning of 2002 and 2001 respectively. This information may not be necessarily indicative of the future combined results of operations of the Company.

(l)	Recently released accounting standards

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operations.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company is in the process of evaluating the impact the adoption of SFAS No. 149 will have on its consolidated financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.

WHEATON RIVER MINERALS LTD 27

21.	SUBSEQUENT EVENTS

(a)	Acquisition of Amapari gold development project

On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $113.5 million including acquisition costs. Of the purchase price, $25 million was paid in cash and the remainder by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

The acquisition of Amapari has been accounted for using the purchase method. The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	87,300
Acquisition costs	1,200

$113,500

Net assets acquired:
Cash	$300
Non-cash working capital	(2,000)
Property, plant and equipment	130,400
Debt, due in 2004	(15,200)

$113,500

(b)	Proposed combination with IAMGOLD Corporation

On March 30, 2004, the Company announced a proposed combination with IAMGOLD Corporation (“IAMGOLD”) that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGOLD share. As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGOLD shareholders (74% and 26% respectively, on a fully diluted basis). The combination is subject to due diligence, to be concluded before April 30, 2004 whereupon the parties will enter into a definitive agreement. The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGOLD. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter. If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

WHEATON RIVER MINERALS LTD 28